UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact May | 2025

Azul announces the establishment of a Special Independent Committee

São Paulo, May 28, 2025 - Azul S.A., "Azul" or “Company” (B3: AZUL4; NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, hereby informs its shareholders and the market in general that the Company’s Board of Directors (“Board”), at a meeting held on the date hereof, approved the creation of a Special Independent Committee ("Committee”).

The Committee consists of the following three members, Mrs. Renata Faber Rocha Ribeiro, Mr. Jonathan Seth Zinman and Mr. James Jason Grant, all of whom are independent directors of the Company. This Committee will serve as an advisory body to the Board, endowed with the powers and authority to evaluate, review, plan, oversee negotiations, and provide recommendations to the Board regarding any matters arising from or related to the Chapter 11 proceedings initiated by the Company, as further detailed in the Material Fact issued by the Company on the date hereof.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircrafts and more than 15,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2023. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information, access ri.voeazul.com.br/en.

Contact:

Investor Relations

Tel : +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 98196-1035

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 28, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer